Laidlaw & Company (UK) Ltd.

March 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	THERAPIX BIOSCIENCES LTD.
Registration Statement on Form F-1 (Registration No. 333-214458)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Laidlaw & Company (UK) Ltd. (“Laidlaw”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Therapix Biosciences Ltd. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on March 21, 2017 pursuant to Rule 461 under the Securities Act. Laidlaw affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Laidlaw & Company (UK) Ltd.

By:	/s/ Hugh Regan
Name: Hugh Regan Title: Executive Director